SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com
November 5, 2015
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Griffin-Benefit Street Partners BDC Corp.
Registration Statement on Form N-2
Dear Sir/Madam:
On behalf of Griffin-Benefit Street Partners BDC Corp. (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) a post-effective amendment to a registration statement on Form N-2 (File No. 333-196520) (the “Registration Statement”) on November 5, 2015 for the registration of $1.5 billion of the Company’s securities. The Registration Statement relates to the continuous offering of the Company’s Shares under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the SEC afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s Registration Statement (File No. 333-196520) declared effective on January 20, 2015, except for the updating of financial information and certain other data.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.

Sincerely,
/s/ Cynthia M. Krus